September 6, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins

Re:	The TJX Companies, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed March 27, 2012

File No. 001-04908

Dear Ms. Jenkins:

The TJX Companies, Inc. (“TJX”) confirms that it received the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated August 30, 2012, regarding the above-referenced Form 10-K. The comment letter requests that TJX respond within ten business days or advise the Staff when TJX will respond. TJX is working with management and internal and external legal counsel to address the points in the comment letter but requires additional time to complete its responses. Based on a conversation between our external legal counsel and Joanna Lam, a member of the Staff of the SEC, TJX hereby advises the Staff it will respond to the comment letter on or before September 28, 2012. TJX appreciates the Staff’s willingness to allow for the additional time.

If you have any questions regarding this letter, please do not hesitate to contact Mary Weber of Ropes & Gray LLP at (617) 951-7391.

Very truly yours,

/s/ Ann McCauley
Ann McCauley, Esq. Executive Vice President, General Counsel